Exhibit 12.1
COLONY FINANCIAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(In thousands, except ratios)

	Year Ended December 31,						Period from June 23, 2009 (Date of Inception) to December 31, 2009
	2012		2011		2010
Earnings:
Income (loss) before income taxes before adjustment for noncontrolling interest and income from equity method investees	$1,633		$(2,356)		$(6,516)		$(1,610)
Add:
Fixed charges	8,248		3,011		555		—
Distributed income of equity investees	64,839		25,959		16,296		—
Subtract:
Noncontrolling interests in pre-tax income of consolidated subsidiaries with no fixed charges	(1,976)		(1,095)		(22)		(2)
Earnings (loss)	$72,744		$25,519		$10,313		$(1,612)

Combined Fixed Charges and Preferred Dividends:
Fixed charges:
Interest expense	$8,248		$3,011		$555		$—
Preferred dividends	13,915		—		—		—
Combined fixed charges and preferred dividends	$22,163		$3,011		$555		$—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.3	x	8.5	x	18.6	x	N/A	(1)

(1)	The Company did not have any fixed charges in the period presented.